September 19, 2022

VIA EDGAR

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PropTech Investment Corp. II
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed August 18, 2022
File No. 001-39758

Ladies and Gentlemen:

This letter sets forth the responses of PropTech Investment Corp. II (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated September 9, 2022, with respect to Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on August 18, 2022, File No. 001-39758 (the “Proxy Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 2 to the Proxy Statement (“Amendment No. 2”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 2. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, filed on August 18, 2022

Questions and Answers about the Business Combination and the Special Meeting, page xiii

1.	We note your response to comment 5 and reissue the comment. In your question and answer regarding the equity stake of current PTIC II stockholders and Renters Warehouse existing members, please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xvi, xvii, xviii, xix, xx, xxi, 120, 121, 122, 123, 124, 125, 184 and 185 of Amendment No. 2.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

September 19, 2022

2.	We note the revised disclosures in response to comments 8 and 21. We note your statement that the company no longer needs to meet the $5,000,001 in net tangible assets to avoid the definition of penny stock because the company is listed on Nasdaq. However, we note that this amendment to the charter is not conditioned on any other proposal but will be adopted only if the business combination proposal is approved. In the event this proposal and the business combination proposal is approved but the merger does not occur, the shareholders will still be entitled to redemption rights. If the amount in the trust falls below $5,000,001 as a result of redemptions, the company would likely also no longer meet the Nasdaq listing standards. At that point it is possible the company would become a penny stock. Please revise to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny stock. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to the company and investors if your securities were to fall within the definition of penny stock.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xiv, xxi, xxii, xxiii, xxxiii, 1, 11, 14, 15, 18, 21, 68, 69, 89, 91, 92, 95, 96, 111, 141, 143, 154, 164 and 172 of Amendment No. 2 and have clarified that the redemption rights provided in connection with the vote on charter amendment will only be effected if the PTIC II Board approves and adopts the amendment to the Existing Charter and such charter amendment is actually enacted, which would not occur if the Business Combination would not be consummated substantially concurrently with such charter amendment.

3.	We partially reissue comment 4. Please clearly discuss the dilution and downward pricing pressure that will result from the issuance of shares post-business combination pursuant to the CEF Purchase Agreement, resulting from the purchase price based upon a discount to the market price. Similarly revise the risk factor on page 64.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xvi, xvii, xviii, xix, xx, xxi, xxii, 67, 120, 121, 122, 123, 124 and 125 of Amendment No. 2.

4.	Please provide clear disclosure throughout the proxy statement of the material relationship that existed between PTIC II and Northland Securities and the conflicts of interest relating to the fact that Northland Securities will receive a deferred underwriting fee for its involvement as a lead manager in PTIC II’s IPO. For example, we note the last question and answer on page xxii.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xv, xvi, xvii, xviii, xix, xx, xxi, xxiv, xxv, xxvi, 76, 98, 108, 120, 121, 122, 123, 124, 125, 140 and 176 of Amendment No. 2.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

September 19, 2022

5.	We note the revisions made in response to comment 31. Please provide clear disclosure each time you discuss the interests of officers, directors, and the sponsor of any arrangements or agreements the officers, directors, and sponsor have relating to the company post business combination, including any positions within the post-business combination company. We note specifically the disclosures on page 101.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xxxv, xxxvi, xxxvii, 13, 17, 74, 89, 109 and 263 of Amendment No. 2.

The PTIC II Board’s Reasons for the Business Combination, page 102

6.	We note your response to comment 32 and reissue the comment in part. Please define the difference in the addressable and serviceable markets with respect to management’s views of itself as a current market player.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 107 of Amendment No. 2.

Certain Renters Warehouse Projected Financial Information, page 124

7.	We note your response to comment 34 and reissue the comment in part, as it appears that your disclosure still contains the following statements advising investors not to rely on the disclosed information: “reliance should not be placed on the forecasts,” and “information... should not be relied upon as being necessarily indicative of future results.”

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 132 of Amendment No. 2.

8.	We note your response to comment 35 and reissue the comment in part. Please revise to qualitatively and quantitatively discuss all material assumptions underlying the financial projections.

RESPONSE:

In response to the Staff’s comment, we have updated the material assumptions on pages 133 through 135 in Amendment No. 2.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

September 19, 2022

9.	We note your responsive disclosure with respect to comment 36, specifically your statement that the projections are “based on historical operating trends...adjusted as appropriate for anticipated inflation and operating improvements.” Please specifically state whether the projections are in line with historical operating trends and explain the reasonableness of your assumptions and adjustments.

RESPONSE:

In response to the Staff’s comment, we have updated the disclosure on page 131 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 162

10.	We note your response to comment 39. Please revise your filing to disclose the facts and circumstances that the company considered in determining the accounting treatment under the no redemption and maximum redemption scenarios.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 20 and 177 of Amendment No. 2.

Information About Renters Warehouse, page 198

11.	We note your revised disclosure in response to comment 41 and reissue the comment. Please specifically provide a breakdown of your actual acquisition amounts for each of the last two years.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure to include information for the calendar years 2020 and 2021 as well as year-to-date 2022 on page 208 of Amendment No. 2.

12.	We note your response to comment 42 and reissue the comment. Please clearly disclose the basis for the statement that you are the “second largest SFR online marketplace in the U. S.” Please also clarify how you are determining that you “typically can project to become profitable as quickly as the first month of operation.” Please clarify whether you expect such profitability with future expansions and discuss any limitations upon such projection.

RESPONSE:

In response to the Staff’s comment, we have updated the disclosure on pages 210 and 211 of Amendment No. 2.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

September 19, 2022

Renters Warehouse’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 211

13.	We note the disclosure on page 214 regarding the significant churn in properties and the continued downward trend in properties over the last two and a half years. Please provide additional disclosure about the factors impacting the churn. While we note the disclosure that spending on marketing and customer acquisitions historically relates to property additions, please include a discussion regarding the trend of significant loss of properties and the factors relating to such losses.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure to further explain the downward trend in properties during the calendar years 2020 and 2021 on page 223 of Amendment No. 2.

14.	We note the disclosure on page 221 that “two individual customers represented approximately 19% and 10% of Renters Warehouse total revenue for the six months ended June 30, 2022.” Please clarify whether you expect this continued dependence upon material customers, and if so add risk factor disclosures. In addition, provide clear disclosure in the business section. See Item 101(h)(4)(vi) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we have added a risk factor on page 38 and additional disclosures on page 215 in the discussion of Material Contracts in Amendment No. 2.

Debt, page 222

15.	We note the revisions made in response to comment 44. We note that you were not incompliance with the covenants of the debt agreements as of June 30, 2022, but obtained waivers in August 2022 for these defaults. You then state that you expect a subsequent instance of non-compliance to occur within the next twelve months. Please provide additional context regarding these prior defaults and the anticipated future non-compliance. Clarify the covenants that were not complied with and discuss the covenants that the company will be required to comply with going forward. Please also disclose any material terms of the debt agreements relating to defaults, such as any increases in the interest rates or provisions requiring immediate repayment of the debt.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 231 of Amendment No. 2.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

September 19, 2022

16.	We note the disclosure on page 62 that substantially all of your related and non related party debt were in default. Please revise this section to provide clear disclosure of all debt that is or was in default. Clarify the reasons for the defaults, specifically discussing any covenants that were breached, any waivers obtained, and any material provisions of the agreements relating to the breaches, such as increased interest rates, and immediate maturity of the debt upon default.

RESPONSE:

In response to the Staff’s comment, we have added an additional table on page 64 of Amendment No. 2 to detail the specifics of related and non related party debt in default.

Certain Relationships and Related Party Transactions, page 252

17.	We note your response to comment 58 and reissue the comment in part. Please clearly identify each of the related parties involved in these transactions, as an example only, do not refer to the defined terms within the agreements themselves.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 262 through 263 of Amendment No. 2.

The Company believes the foregoing fairly responds to the Staff’s comments in its letter dated September 9, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Wayne E. Williams of Kirkland & Ellis LLP at (312) 862-7135.

Sincerely,

/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Chairman, Co-Chief Executive Officer and President

cc:	Julian J. Seiguer, Kirkland & Ellis LLP
Christian O. Nagler, Kirkland & Ellis LLP
Wayne E. Williams, Kirkland & Ellis LLP